EXHIBIT 99.1

Taseko Annual General Meeting Voting Results

VANCOUVER, British Columbia, June 13, 2025 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Taseko” or the "Company") announces the voting results from its 2025 Annual General Meeting held Thursday, June 12, 2025 in Vancouver, British Columbia.

A total of 178,630,931 common shares were voted at the meeting, representing 56.6% of the votes attached to all outstanding common shares. Shareholders voted in favour of all items of business before the meeting, including the continuation of the Company’s Amended and Restated Shareholder Rights Plan for a three-year period and the Advisory Resolution on executive compensation (Say-on-Pay), and the election of all director nominees as follows:

Director	% Votes in Favour
Anu Dhir	96.0%
Robert A. Dickinson	89.3%
Russell E. Hallbauer	97.2%
Rita Maguire	97.4%
Stuart McDonald	97.9%
Peter C. Mitchell	97.0%
Kenneth Pickering	97.7%
Ronald W. Thiessen	96.4%
Crystal Smith	98.6%

Detailed voting results for the 2025 Annual General Meeting are available at www.sedarplus.ca.

For further information on Taseko, see the Company’s website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4533.

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.